Exhibit 99.1

PRESS RELEASE

TotalEnergies, Air Liquide, VINCI and a Group of International
Companies Launch the World’s Largest Clean Hydrogen
Infrastructure Fund

Paris, October 01, 2021 – TotalEnergies, Air Liquide, and VINCI, are combining forces with other large international companies to sponsor the creation of the world’s largest fund exclusively dedicated to clean hydrogen infrastructure solutions. The fund aims to reach 1.5 billion euros and has already secured initial commitments of 800 million euros. Its objective is to accelerate the growth of the clean hydrogen ecosystem by investing in large strategic projects and leveraging the alliance of industrial and financial players.

The clean hydrogen infrastructure fund will invest in the entire value chain of renewable and low carbon hydrogen, in the most promising regions in the Americas, Asia and Europe. It will invest as a partner, alongside other key project developers and/or industry players, in large upstream and downstream clean hydrogen projects. Total commitments to the fund have already reached 800 million euros out of a target of around 1.5 billion euros at signature.

TotalEnergies, Air Liquide, and VINCI Concessions have been at the forefront of setting up and aggregating commitments to this clean hydrogen infrastructure fund. As anchor partners, fully committed to low carbon and renewable hydrogen development, each has pledged to invest 100 million euros. The fund will be managed by Hy24, a brand new 50/50 joint venture between Ardian, a world-leading private investment house and FiveT Hydrogen, a clean hydrogen enabling investment platform. The choice of this fund manager allows to merge with their similar initiative and to add Plug Power as an anchor partner, as well as Chart Industries and Baker Hughes joining together.

LOTTE Chemical has also confirmed its intention to participate as anchor investor, and is the first Asian company to join. The fund expects to attract further investments from large financial players, with AXA as anchor investor. Large international industrial players from North America and Europe, which are strongly committed to carbon neutrality, also intend to join the initiative as non-anchor partners, such as Groupe ADP, Ballard, EDF, and Schaeffler.

With solid industrial expertise and significant investment potential, the clean hydrogen infrastructure fund will have a unique capacity to unlock large scale projects under development and accelerate the scaling up of hydrogen markets. With the announced support of public policies and some use of debt financing, the fund should be able to contribute to the development of hydrogen projects with a total value of about 15 billion euros.

As a broad energy Company, TotalEnergies’ ambition is to get to net-zero emissions by 2050 together with society for its global business across its production and energy products used by its customers. Patrick Pouyanné, Chairman and CEO of TotalEnergies, commented: “We believe that clean, renewable hydrogen will play a key role in the energy transition, and TotalEnergies wants to be a pioneer in its mass production. We are currently working on several projects, notably to decarbonize the grey hydrogen used in our European refineries by 2030. We are convinced that a collective effort is needed to kick-start the hydrogen sector and take it to scale. We are thus proud to launch and invest in the Clean hydrogen infrastructure fund, which will also give us privileged insights in the sector.”

As a pioneer in hydrogen for over 50 years, Air Liquide is convinced that hydrogen is a cornerstone of the energy transition. The Group is providing its unique expertise along the entire value chain, using hydrogen as a clean energy carrier for industrial processes and clean mobility. Benoît Potier, Chairman and CEO of Air Liquide, declared: “Hydrogen has become a central element of the energy transition. The time to act is now, not only as companies on a stand-alone basis, but by joining forces with states, other industrial groups and the financial community. With the creation of this fund, we are demonstrating our leadership to participate in a collective dynamic to build momentum. As Air Liquide, we have already committed to invest approximately 8 billion euros in the low-carbon hydrogen supply chain by 2035. Our objective is to contribute to the development of the entire value chain from low-carbon hydrogen production to end-uses, investing in the necessary infrastructure with storage and distribution projects. Accelerating on Hydrogen development is key to mitigate climate change.”

A global player in concessions, construction and energy, present in some 100 countries, VINCI is actively committed to Net Zero Emission by implementing an ambitious environmental policy. Its mission is to design, finance, build and operate infrastructure and facilities that contribute to improving daily life and mobility for everyone. Xavier Huillard, Chairman and CEO of VINCI declared: “VINCI is taking concrete action to support the development of clean energy by mobilizing all its divisions in concessions, construction and energy, with the aim of actively combating climate change and decarbonizing mobility in particular. By launching this investment fund today, hand in hand with other major industrial leaders, we keep moving forward to make green hydrogen a strong lever in achieving our objectives”.

The hydrogen economy is expected to be key in the fight against climate change. Many countries have initiated hydrogen-related regulations and support schemes to enable clean hydrogen to help decarbonize their economies. Hydrogen offers a solution to decarbonize industrial processes and the mobility sector.

Subject to Hy24’s French Market Authority (AMF) accreditation as an Alternative Investment Fund Manager (AIFM), the platform will be operational in late 2021 and first closing is expected before the end of the year.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l  @TotalEnergiesPress

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

About Air Liquide

A world leader in gases, technologies and services for Industry and Health, Air Liquide is present in 78 countries with approximately 64,500 employees and serves more than 3.8 million customers and patients. Oxygen, nitrogen and hydrogen are essential small molecules for life, matter and energy. They embody Air Liquide’s scientific territory and have been at the core of the company’s activities since its creation in 1902. Air Liquide’s ambition is to be a leader in its industry, deliver long term performance and contribute to sustainability - with a strong commitment to climate change and energy transition at the heart of its strategy. The company’s customer-centric transformation strategy aims at profitable, regular and responsible growth over the long term. It relies on operational excellence, selective investments, open innovation and a network organization implemented by the Group worldwide. Through the commitment and inventiveness of its people, Air Liquide leverages energy and environment transition, changes in healthcare and digitization, and delivers greater value to all its stakeholders. Air Liquide’s revenue amounted to more than 20 billion euros in 2020. Air Liquide is listed on the Euronext Paris stock exchange (compartment A) and belongs to the CAC 40, EURO STOXX 50 and FTSE4Good indexes. For more information please visit: www.airliquide.com

Air Liquide Contacts

Corporate Communications: media@airliquide.com

Investor Relations: IRTeam@airliquide.com

About VINCI

VINCI is a global player in concessions, construction and energy businesses, employing more than 217,000 people in some 100 countries. We design, finance, build and operate infrastructure and facilities that help improve daily life and mobility for all. Because we believe in all-round performance, above and beyond economic and financial results, we are committed to operating in an environmentally and socially responsible manner. And because our projects are in the public interest, we consider that reaching out to all our stakeholders and engaging in dialogue with them is essential in the conduct of our business activities. VINCI’s ambition is to create long-term value for its customers, shareholders, employees, partners and society in general. www.vinci.com

VINCI Contacts

Press Departement: +33 (0)1 47 16 31 82

media.relations@vinci.com

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@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.